SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

----------------

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)

Century Bancorp, Inc.
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(Name of Issuer)

Class A Common Stock, $1.00 par value
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(Title of Class of Securities)

156432106
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(CUSIP Number)

Sy Jacobs
c/o JAM Managers L.L.C.
One 5th Avenue
New York, New York  10003

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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2007
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(Date of Event which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

CUSIP No.  156432106
           ---------------------

1.    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       JAM Partners, L.P. – 13-3810784

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                                               (a)  [_]
                                                                                                                                               (b)  [X]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

       WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                                                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.    SOLE VOTING POWER

       277,191

8.   SHARED VOTING POWER

       0

9.   SOLE DISPOSITIVE POWER

       277,191

10.  SHARED DISPOSITIVE POWER

       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       277,191

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                                                               [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.89%

14.  TYPE OF REPORTING PERSON

       PN

CUSIP No.  156432106
           ---------------------

1.    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       JAM Managers L.L.C. – 13-4063169

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                                               (a)  [_]
                                                                                                                                               (b)  [X]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

       WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                                                                    [_]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.    SOLE VOTING POWER

       277,191

8.    SHARED VOTING POWER

       0

9.    SOLE DISPOSITIVE POWER

       277,191

10.  SHARED DISPOSITIVE POWER

       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       277,191

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                                                                               [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.89%

14.  TYPE OF REPORTING PERSON

       OO

CUSIP No.  156432106
           ---------------------

1.    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Sy Jacobs

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                                               (a)  [_]
                                                                                                                                               (b)  [X]
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

       WC, PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                                                                    [_]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.    SOLE VOTING POWER

      299,691

8.    SHARED VOTING POWER

       0

9.    SOLE DISPOSITIVE POWER

       299,691

10.  SHARED DISPOSITIVE POWER

       0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       299,691

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                                                                               [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.53%

14.  TYPE OF REPORTING PERSON

       IN

CUSIP No.  156432106
            ---------------------

Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the Class A Common Stock, $1.00 par value per share (the “Class A Common Stock”), of Century Bancorp, Inc. (“Century Bancorp”). Century Bancorp is a Massachusetts corporation with its principal executive offices located at 400 Mystic Avenue, Medford, MA 02155.

Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by (i) JAM Partners, L.P., a Delaware limited partnership (“JAM Partners”), (ii) JAM Managers L.L.C., a Delaware limited liability company (“JAM Managers”) and (iii) Sy Jacobs, a citizen of the United States of America (“Jacobs”). These filers are referred to individually as a “Reporting Person” and collectively as “Reporting Persons”.

     (b) The business office of JAM Partners, JAM Managers L.L.C., and Jacobs is One Fifth Avenue, New York, New York 10003.

     (c) JAM Partners is an investment fund, JAM Managers is the general partner of JAM Partners, and Jacobs is a managing member of JAM Managers.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons other than Jacobs, the source of funds used in making the purchases was working capital. With respect to Jacobs, the source of funds used in making the purchases was working capital and personal funds.

Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

The Reporting Persons have sent a letter (the “Letter”) to the Board of Directors of the Issuer stating their dissatisfaction with the Board of Directors’ corporate governance and to implore the Board of Directors to better maximize public shareholder value by realizing the value of the Issuer’s franchise for the benefit of shareholders.  The Letter is attached hereto as Exhibit B.

Except as set forth above, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

This Amendment No. 5 to Schedule 13D is being filed by the Reporting Persons to affirmatively disclaim being a “group” for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer.

The Reporting Persons believe that the filing of this Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended, or the regulations and rules promulgated thereunder.  However, the Reporting Persons are filing this Schedule 13D on a voluntary basis.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person filing this Schedule 13D is the beneficial owner of any Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (a) As of October 9, 2007, 3,515,204 shares of Century Bancorp’s Class A Common Stock were outstanding (as disclosed on Exhibit 99.1 to Century Bancorp’s Form 8-K dated October 9, 2007). The aggregate number and percentage of Class A Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person’s cover page to this Schedule 13D.

     (b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person’s cover page to this Schedule 13D.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that may be deemed to be beneficially owned by each Reporting Person during the past 60 days are set forth in Schedule B and were all effected in broker transactions.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description

A B	Joint Filing Agreement among the Reporting Persons dated as of October 26, 2007. Letter from the Reporting Persons to the Issuer’s Board of Directors

C	Transactions in the Shares of the Issuer by the Reporting Persons.

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

SIGNATURE

SY JACOBS

/s/ Sy Jacobs
Sy Jacobs

JAM PARTNERS, L.P.

By:	JAM Managers L.L.C.
General Manager

By:	/s/ Sy Jacobs
Name:
Title:	Managing Member

JAM MANAGERS L.L.C.

By:	/s/ Sy Jacobs
Name:	Sy Jacobs
Title:	Managing Member

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock, $1.00 par value per share, of Century Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 26th day of October, 2007.

JAM PARTNERS, L.P.

By: JAM Managers L.L.C., its general partner

By:	/s/ Sy Jacobs
Name:	Sy Jacobs
Title:	Managing Member

JAM MANAGERS L.L.C.

By:	/s/ Sy Jacobs
Name:	Sy Jacobs
Title:	Managing Member

SY JACOBS
By:	/s/ Sy Jacobs
Name:	Sy Jacobs

Exhibit B

Via mail, email (msloane@century-bank.com), and facsimile (781-393-4070)

October 23, 2007

The Board of Directors
c/o Marshall M. Sloane
Chairman of the Board
Century Bancorp, Inc.
400 Mystic Avenue
Medford, MA  02155

Dear Members of the Board of Directors;

It’s been two years since I last wrote to the board and I’m sure you have hoped that I’ve just gone away but I am writing to inform you that in fact I’ve increased my and JAM Partners, LP’s stake in Century Bancorp Class A shares from 6.6% to 8.5%. We’ve done this despite another two years of utter disregard for shareholder value, awful financial results and shameful corporate governance on your part. I will elaborate below as to why I choose to add to our position despite these negatives.

Your actions and inactions over the past two years solidify our view that Century’s board acts not in the interest of the shareholders they are supposed to represent and are paid by but in the dynastic interests of the Sloane family.  The promotion of the Sloane sons to co-CEO despite the deterioration of Century’s financial performance under their stewardship, the continued self dealing real estate transactions between the Sloane family and the Bank, the failure to act on obvious and easy measures available to the board to increase shareholder value and the maintenance of the dual class share structure all support our contention.

The annual announcement of a 300,000 share buyback authorization which then goes unused despite falling share valuations is a true farce and another example of the continued failure to execute on opportunities to increase shareholder value per share.

Our activism campaign of two to three years ago produced a strong outpouring of opinion from the vast majority of your largest shareholders.  These shareholders have communicated either publicly to you or privately with feedback to me and it is clear that they feel that Century should either sell to a larger institution who can pay the real economic value of our franchise or the Sloane family should take the bank private at a fair price instead of running it like a private institution for their benefit at our expense. In the fullness of time it has become evident that the board ignored the opinion of its largest shareholders and failed to fulfill its fiduciary responsibility to them.

So given this failure why would I choose to increase our stake?  We have grown our assets under management sharply over the past two years and with Century’s market value falling, it has become a smaller position for us despite our purchases.  The market has spoken aloud regarding the Sloanes’ management performance and the board’s shareholder representation and driven down the value of Century stock. We recently bought shares at barely above book value or a 1% deposit premium despite the great value in Century’s franchise.  The market is, in effect, saying that it sees little chance that that value, though owned by shareholders, will ever be realized for their benefit.

The recent re-steepening of the yield curve has turned a head-wind on Century’s earnings performance into a tail-wind.  Despite management protestations, the flat or inverted yield curve does not fully explain Century’s poor performance as it effected the entire industry and yet Century has been in the lowest decile of industry profitability for the past two years. Nevertheless, the company’s third quarter earnings show that earnings are now headed back up from the trough levels of 2006. Improving profitability and a valuable deposit franchise at barely above book value provides an attractive investment opportunity despite or even thanks to the board’s refusal to act in the interest of maximizing shareholder value.

This letter is being filed as an exhibit to a 13d filing with the SEC despite there being no requirement to file with the SEC regarding non-voting Century securities. I am choosing to file voluntarily so as to exercise my right as a shareholder to publicly state my views.  I continue to call on the board and the Sloane family to act by realizing the value of the Century franchise for the benefit of shareholders. Despite having missed the best opportunity to maximize absolute price in 2004-2006, the falling share price still provides the realistic ability to sell the bank and provide a 100% or more appreciation to current share levels. If maintaining control of the bank, your employment contracts and directorships outweigh your sense of fiduciary responsibility to shareholders, then at least take the bank private at a fair price and do with it what you please.

Thank you at least for your attention to my letter despite my expectation that its opinions will be ignored. So that you know, this is the only position I own where I am openly critical of our board’s fiduciaries.  We have not undertaken another activist campaign in more than five years.

Sincerely,

Sy Jacobs
Managing Member
Jacobs Asset Management, LLC
JAM Managers, LLC
As General Partner for JAM Partners, L.P.

Exhibit C

TRANSACTIONS IN THE SHARES

JAM Partners, L.P.

Date of Transaction	Quantity Purchased (Sold)	Unit Cost
10/15/07	5,603	22.12
10/22/07	25,000	22.18

JAM Managers, L.L.C.

Date of Transaction	Quantity Purchased (Sold)	Unit Cost
10/15/07	5,603	22.12
10/22/07	25,000	22.18

Sy Jacobs

Date of Transaction	Quantity Purchased (Sold)	Unit Cost
10/15/07	5,603	22.12
10/22/07	25,000	22.18

SK 01252 0001 822788